Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Lilium partners with Honeywell on avionics and flight control systems for 7-Seater Lilium Jet

Leading aerospace firm will also become an investor in Lilium underlining strength of the relationship as Lilium prepares for launch in 2024

Munich, June 09, 2021: Lilium GmbH (“Lilium”), positioned to be the global leader in regional electric air mobility, has partnered with Honeywell, a world-leading manufacturer of electronics, engines, and mechanical systems for aircraft, to develop the 7-Seater Lilium Jet’s avionics and flight control systems.

Honeywell’s Compact Fly-by-Wire System will act as the flight control system on the all-electric 7-Seater Lilium Jet, responsible for controlling its moveable parts, including the 36 control surfaces and ducted fans that provide its high levels of manoeuvrability in every stage of flight.

Honeywell, one of the first major aerospace manufacturers to create a dedicated Urban Air Mobility team, has designed a flight control system that draws on their decades of experience providing such systems for commercial airliners. This system, which has been tailored for the Lilium Jet’s unique design, will play a crucial role in ensuring smooth, comfortable, and emission-free air travel for passengers.

“The avionics and flight control computers from Honeywell will be a key element for the Lilium Jet’s electronic architecture,” said Yves Yemsi, Chief Program Officer, Lilium. “Honeywell will integrate an advanced flight deck tailored for Lilium Jet as the central interface to the pilot with a vehicle management computer and a high integrity flight controls computing platform to provide a state-of-the-art Fly-By-Wire solution for the Lilium Jet.”

Alongside the flight control system, Honeywell is delivering the next generation integrated avionics system, which will provide a simplified user interface for the pilot to fly the Lilium Jet. The selection of Honeywell’s next-generation UAM avionics system is the result of ongoing collaboration between Lilium and Honeywell to converge on the specific technical requirements suitable for the Lilium Jet. The avionics system is designed to reduce training time and will support operation by a single pilot, freeing up greater passenger capacity.

“At Honeywell, we believe in the promise of the Urban Air Mobility segment and we see the enormous potential it has to bring about a new age of aviation and forever transform the way we think about flight and transportation,” said Stéphane Fymat, vice president and general manager of Urban Air Mobility, Honeywell. “Lilium shares that vision with us, which has enabled us to forge a fantastic relationship. We’re extremely excited for our avionics to be on board the Lilium Jet, where they will help ensure not only safe operation, but also make it easier for pilots to fly and provide a more comfortable journey for those onboard.”

In addition to its selection as a provider of the flight control system for the 7-Seater Lilium Jet, Honeywell is also participating in the previously announced common stock PIPE offering in connection with Lilium’s SPAC transaction with Qell.

“Honeywell has a decades-long track record of developing and certifying avionics and safety systems for leading aerospace companies and has worked alongside Lilium to develop a bespoke solution for our aircraft,” said Yemsi. “We are proud that Honeywell is joining our roster of world-class aviation partners and also as one of our investors as we prepare to launch commercial operations in 2024.”

Following Toray Industries, Aciturri, and Lufthansa Aviation Training, Honeywell is the latest in a series of world-class Lilium suppliers whose technology and services have been certified in aerospace around the world for decades. They are joined by infrastructure leaders, such as the Tavistock Development Company, and Ferrovial, a leading airport operator, who have provided approximately $200 million in commitments to support the development of up to 14 vertiports in Florida.

ENDS

About Lilium:

Lilium’s vision is to create a sustainable and accessible mode of high-speed, regional transportation. Using the seven passenger Lilium Jet, an electric vertical take-off and landing jet, offering leading capacity, low noise and high performance, Lilium is building a transport network and service for people and goods. Working in partnership with world-leading aerospace, technology, and infrastructure leaders, commercial operations are set to launch in 2024. Lilium’s 650+ strong team includes over 400 aerospace engineers and a leadership responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit lilium.com.

About Honeywell:

Honeywell Aerospace products and services are found on virtually every commercial, defense and space aircraft. The Aerospace business unit builds aircraft engines, cockpit and cabin electronics, wireless connectivity systems, mechanical components and more. Its hardware and software solutions create more fuel-efficient aircraft, more direct and on-time flights and safer skies and airports.

Honeywell is a Fortune 100 technology company that delivers industry-specific solutions that include aerospace products and services; control technologies for buildings and industry; and performance materials globally. Our technologies help aircraft, buildings, manufacturing plants, supply chains, and workers become more connected to make our world smarter, safer, and more sustainable. For more information, visit honeywell.com.

Additional Information

A full description of the terms of the business combination between Qell Acquisition Corp. (“Qell”) and Lilium GmbH (“Lilium”) will be provided in a registration statement on Form F-4 to be filed with the SEC by Lilium B.V., which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that will include a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Qell as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, on the SEC’s website (sec.gov).

Participants in the Solicitation Process

Qell, Lilium and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Qell will be filed in the registration statement to be filed by Lilium B.V., which will later be converted into Lilium N.V. on Form F-4, which will include the proxy statement/prospectus, for the proposed business combination and be available, without charge, at sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, and the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to, the following risks: (i) the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (v) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vi) the Lilium Group’s inability to secure or protect its intellectual property; (vii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (viii) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information for Media

Meredith Bell, Lilium

+41 79 432 57 79

meredith.bell@lilium.com

press@lilium.com

Amanda Jensen, Honeywell

+1 (602) 245-9033

amanda.jensen@honeywell.com